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July 14, 2009

VIA EDGAR SUBMISSION AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Room 7010

Washington, D.C. 20549-7010

Attn: Pamela A. Long, Dieter King,

Andy Schoeffler, Tracey Houser, and Al Pavot

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED PURSUANT TO SEC RULE 83 FOR INFORMATION SUPPLEMENTALLY PROVIDED IN RESPONSE TO COMMENT 15, WHICH INFORMATION HAS BEEN DELIVERED TO THE SEC’S DIVISION OF CORPORATION FINANCE.

Re:                             Select Comfort Corporation
Preliminary Proxy Statement on Schedule 14A
Filed June 1, 2009
Form 10-K for Fiscal Year Ended January 3, 2009
Filed March 19, 2009
File No. 000-25121

Dear Ladies and Gentlemen:

On behalf of Select Comfort Corporation, a Delaware Corporation (the “Company”), I am responding to the comment letter dated June 26, 2009, from Ms. Pamela A. Long to Mr. Mark A. Kimball of Select Comfort Corporation, regarding the Company’s Preliminary Proxy Statement on Schedule 14A filed June 1, 2009 and the Company’s Form 10-K for the fiscal year ended January 3, 2009.

A responsive Amendment No. 1 to Preliminary Proxy Statement (“Amendment No. 1”) has been filed concurrently herewith via EDGAR.  We have also provided you and the other SEC Staff members listed above with courtesy marked copies of Amendment No. 1 showing changes to the Preliminary Proxy Statement on Schedule 14A to assist in your review.  For your convenience, we have repeated and numbered the comments from your letter dated June 26, 2009 in boldface print.  The Company’s responses are provided below each comment.

Preliminary Proxy Statement on Schedule 14A Filed June 1, 2009

General

1.                                      The proposals covered by your proxy statement trigger the disclosure requirements of Item 11 of Schedule 14A.  These requirements, in turn, trigger the disclosure requirements of Item 13(a) of Schedule 14A.  See paragraph (e) of Item 11.  As you appear to be relying on Item 13(b) of Schedule 14A to incorporate by reference into the proxy statement the information required by Item 13(a), please disclose on the last page of the proxy statement the information you are incorporating by reference.  Please refer to Item 13(c) of Schedule 14A.  In addition, because the aggregate market value of your public float is less than $75 million, you do not appear to be S-3 eligible and thus you cannot rely on Item 13(b)(1).  Since you must rely on Item 13(b)(2) instead, please confirm that the information required by Item 13(a) is contained in an annual report to security holders or a previously-filed statement or report and that you are delivering such report or statement to shareholders along with your definitive proxy statement for the special meeting.  Finally, please disclose in the proxy statement that it is accompanied by such report or statement.

Response:  The Company has revised the Preliminary Proxy Statement in response to the Staff’s comment to include the Company’s financial statements for the fiscal year ended January 3, 2009, as filed in Select Comfort’s Annual Report on Form 10-K, as amended, as Annex F to the Preliminary Proxy Statement, and the Company’s financial statements for the fiscal quarter ended April 4, 2009, as filed in Select Comfort’s Quarterly Report on Form 10-Q, as Annex G to the Preliminary Proxy Statement.  Please see page 71 and Annex F and Annex G of the marked copy of Amendment No. 1.

2.                                      Please revise your disclosure to include pro forma financial information in accordance with Article 11 of Regulation S-X to reflect the impact of the material terms of the Sterling Transaction on your consolidated financial statements.  As an amendment to your Credit Agreement will be effective upon the closing of the Sterling Transaction, please also include the impact of this amendment to your consolidated financial statements in the pro forma financial information presentation as appropriate.  Please refer to Note (a) and Item 14(b)(11) of Schedule 14A and Articles 11-01(a)(8) and 11-02 of Regulation S-X for guidance.

Response:  The Company has revised the disclosure in the Preliminary Proxy Statement in response to the Staff’s comment to include the pro forma financial information to reflect the impact of the Sterling Transaction and the proposed amendment to the Company’s Credit Agreement.  Please see page 40 of the marked copy of Amendment No. 1.

3.                                      Please revise your disclosure to include the historical and pro forma per share data contemplated by Item 14(b)(10) of Schedule 14A.

Response:  The Company has revised the disclosure in the Preliminary Proxy Statement in response to the Staff’s comment to include the historical and pro forma per share data information.  Please see page 44 of the marked copy of Amendment No. 1.

Questions and Answers About the Sterling Transaction, page 4.

Q: How does our Board of Directors recommend that I vote with respect to the Sterling Transaction?, page 4

4.                                      Please revise your disclosure to indicate that the board majority was seven to two.  In this regard, we note the disclosure in the second paragraph under “Board of Directors Recommendation” on page 21.  Please also revise to discuss the role of the special committee, as discussed on page 22.

Response:  In response to the Staff’s comment, the Company has revised the disclosure in the Preliminary Proxy Statement to indicate that the board majority was seven to two.  Please see pages 4, 5 and 25 of the marked copy of Amendment No. 1.  Additionally, the Company has revised the disclosure on page 5 of the marked copy of Amendment No. 1 to discuss the role of the special committee, as discussed on page 22 of the Preliminary Proxy Statement.

Sterling Transaction, page 10

Purpose and Background of the Sterling Transaction, page 11

5.                                      The disclosure throughout this section regarding the alternate proposals from Investors A, B and D does not indicate in sufficient detail the reasons why these proposals were not pursued further.  For example, there is no disclosure regarding the proposal of Investor A following the January 16, 2009 offer or the proposal of Investor B following the December 2, 2008 offer.  Further, the general discussion in the last paragraph on page 15 does not provide security holders with a substantive explanation for why the proposal of Investor D was not pursued.  Please revise accordingly throughout this section with respect to these alternate proposals.

Response:  The Company has revised the disclosure in the Preliminary Proxy Statement in response to the Staff’s comment.  Please see the changes to the “Purpose and Background of the Sterling Transaction” beginning on page 11 of the marked copy of Amendment No. 1.

6.                                      Please ensure that the material terms of each alternate proposal offered by Investors A, B, C and D are disclosed in this section.  For example, the details of Investor A’s January 16, 2009 offer are not disclosed, nor are the details of Investor C’s January 14, 2009 offer.

Response:  The Company has revised the disclosure in the Preliminary Proxy Statement in response to the Staff’s comment.  Please see the changes to the “Purpose and Background of the Sterling Transaction” beginning on page 11 of the marked copy of Amendment No. 1

7.                                      We note the significant role of your lenders in the negotiation and consideration of the various proposals.  For example, you terminated negotiations with Investor C because the terms of its offer were not acceptable to your lenders.  Please discuss in greater detail the role of your lenders in the negotiations with Sterling, as well as their role in your consideration of the rights offering.

Response:  The Company has revised the disclosure in the Preliminary Proxy Statement in response to the Staff’s comment.  Please see the changes to the “Purpose and Background of the Sterling Transaction” beginning on page 11 of the marked copy of Amendment No. 1

8.                                      Please discuss in greater detail the negotiations of the material terms of the securities purchase agreement, including the governance, standstill, fee expense reimbursement and the termination fee provisions.  Please also discuss the negotiations of the material terms of the ancillary agreements, including the management services agreement.

Response:  The Company has revised the disclosure in the Preliminary Proxy Statement in response to the Staff’s comment.  Please see the changes to the “Purpose and Background of the Sterling Transaction” beginning on page 11 of the marked copy of Amendment No. 1

9.                                      We note the increase in Sterling’s offer from $0.40 per share to $.70 per share on May 15, 2009.  Please provide comparative share price information for this increased offer price at the time the board of directors approved the transaction.  In this regard, we note the disclosure on page 24 that Sterling’s offer price represented a significant discount to the market price of your common stock at the time the board of directors approved the transaction.

Response:  The Company has revised the disclosure in the Preliminary Proxy Statement in response to the Staff’s comment.  Please see page 24 of the marked copy of Amendment No. 1.

Board of Directors Recommendation, page 21

10.                               Please revise your disclosure to name the two members of your board who voted against the transaction and explain in greater detail why they believed it would be in the best interests of your shareholders and your company to pursue a registered rights offering to existing shareholders.

Response:  The Company has revised the disclosure in the Preliminary Proxy Statement in response to the Staff’s comment.  Please see the changes to the “Board of Directors Recommendation” beginning on page 25 of the marked copy of Amendment No. 1.

Opinion of Duff & Phelps, LLC, Financial Advisor to the Select Comfort Board of Directors, page 24

11.                               We note the limitation on reliance by shareholders in the fairness opinion provided by Duff & Phelps and the disclosure on page 25 regarding such limitation under “Opinion of Duff & Phelps, LLC, Financial Advisor to the Select Comfort Board of Directors.”  Because it is inconsistent with the disclosures relating to the opinion, please delete this limitation.  Alternatively, please disclose the basis for Duff & Phelps’ belief that shareholders cannot rely upon the opinion to support any claims against Duff & Phelps arising under applicable state law.  In doing so, please describe any applicable state-law authority regarding the availability of such a potential defense.  In the absence of applicable state-law authority, please disclose that the availability of such a defense will be resolved by a court of competent jurisdiction.  In addition, please disclose that resolution of the question of the availability of such a defense would have no effect on the rights and responsibilities of the board of directors under applicable state law.  Finally, please disclose that the availability of such a state-law defense to Duff & Phelps would have no effect on the rights and responsibilities of either Duff & Phelps or the board of directors under the federal securities laws.

Response:  While Duff & Phelps disagrees that there were inconsistencies between its opinion and the disclosures relating to the opinion, Duff & Phelps has agreed to re-issue the opinion without the first sentence of the third full paragraph of page A-5 and the Company made conforming changes to page 30 of the marked copy of Amendment No. 1.

12.                               Please disclose that Duff & Phelps has consented to the discussion of its opinion in the proxy statement, the reproduction of its opinion as an annex to the proxy statement and being named in the proxy statement.

Response:  The Company added language in the Proxy Statement confirming that Duff & Phelps has consented to the discussion of its opinion in the Proxy Statement, the reproduction of its opinion as an annex to the Proxy Statement and to being named in the Proxy Statement.  Please see page 30 of the marked copy of Amendment No. 1.

13.                               Please revise the first sentence of the second paragraph on page 28 to remove the disclosure that the summary is qualified by reference to the text of the opinion.

Response:  The Company has deleted the referenced sentence.

Summary of Financial Analyses by Duff & Phelps, page 28

14.                               It appears that Duff & Phelps’ fairness determination was based solely on a comparison of two alternatives — consummating the Sterling transaction and not consummating the transaction and entering into a revised arrangement with your Lenders.  It does not appear that other alternatives were considered in the fairness determination, such as a rights offering or the other alternate proposals the company had considered.  Please explain in reasonable detail why the opinion was limited in this manner and the board’s consideration of this limitation in approving the transaction.

Response:  The Board of Directors engaged Duff & Phelps to provide a fairness determination with respect to the Sterling Transaction.  The Board of Directors did not ask Duff & Phelps to make its fairness determination by way of comparison to any alternative transaction because the Board of Directors had considered various alternatives (including a revised arrangement with the Lenders and a rights offering to existing shareholders), and the Board of Directors, by a majority vote of seven to two, had concluded a revised arrangement with the Lenders was the only practical alternative to the Sterling Transaction that could be consummated with a reasonable level of certainty.  Accordingly, in providing its fairness opinion, Duff & Phelps focused its review on the fairness of the Sterling Transaction by comparing the Sterling Transaction to the proposed revised arrangement with the Lenders.  The Board of Directors understood the limitations of the fairness opinion.

The Company has (with Duff & Phelps’ permission) included a paragraph in the Proxy Statement to explain in reasonable detail why Duff & Phelps’ opinion was limited in this manner.  Please see page 24 of the marked copy of Amendment No. 1.

Discounted Cash Flows Analysis, page 29

15.                               Please provide us with a copy of the financial projections for 2009 through 2011 that your management provided to Duff & Phelps.  Please note that we may have additional comments based on our review of the projections.

Response:  On behalf of the Company, we are providing the requested financial projections to you separately and as a supplemental submission under Rule 12b-4 of the Securities Exchange Act of 1934, as amended, and therefore on behalf of the Company, we respectfully request that this information be returned or destroyed when you are finished with your review.  In the event you determine not to return the financial projections, on behalf of the Company, we have specifically requested confidential treatment of the financial projections pursuant to 17

C.F.R. Section 200.83 and have designated such as Confidential Treatment Request No. SCSS-001.

16.                               We note your disclosure about the discount rate assumptions used by Duff & Phelps.  We also note your references to other, unidentified assumptions (e.g., in the second full paragraph in this sub-section).  Please review your disclosure to provide a materially complete description of all key assumptions used by Duff & Phelps to perform its discounted cash flow analysis.

Response:  The Company has (with Duff & Phelps’ permission) revised the applicable paragraphs in the Proxy Statement to provide a more detailed description of the assumptions used by Duff & Phelps to perform its discounted cash flows analysis.  Please see page 34 of the marked copy of Amendment No. 1.

Selected Public Company Analysis, page 29

17.                               We note your disclosure about your characteristics and the characteristics of the companies used by Duff & Phelps for its selected public companies analysis.  We also note your references to other, unidentified factors.  Please revise your disclosure to provide a materially complete description of all the key factors used by Duff & Phelps to perform its selected public companies analysis.  In doing so, please clarify which of the eleven named companies Duff & Phelps used for this analysis.  We believe your current disclosure in this regard is ambiguous.

Response:  The Company has (with Duff & Phelps’ permission) revised the applicable paragraphs in the Proxy Statement to provide a more detailed description of the key factors used by Duff & Phelps in its selected public company analysis and to make the requested clarifications.  Please see page 35 of the marked copy of Amendment No. 1.

Effects of the Sterling Transaction on Shareholders, page 33

18.                               Please expand the disclosure in this section to discuss the fact that the Sterling transaction was structured to remove any limitation on the ability of Sterling to effect a business combination with the company to acquire the remaining 48% interest.

Response:  In response to the Staff’s comment, the Company has revised the disclosure in the Preliminary Proxy Statement to expand the disclosure on page 40 of the marked copy of Amendment No. 1 to discuss the fact that the Sterling transaction was structured to remove any limitation on the ability of Sterling to effect a business combination with the Company to acquire the remaining 48% interest.

Amend Articles to Increase Authorized Common Stock, page 50

Board of Directors Recommendation, page 51

19.                               Please revise your disclosure to provide the board vote that approved the proposal (e.g., unanimous or seven to two majority).

Response:  The Company has revised the disclosure in the Preliminary Proxy Statement in response to the Staff’s comment.  Please see page 61 of the marked copy of Amendment No. 1.

Amend Articles to Change Voting Standard for Elections of Directors to Plurality and Make Other Immaterial Changes, page 52

20.                               Please revise your disclosure to provide the board vote that approved the proposal (e.g., unanimous or seven to two majority).

Response:  The Company has revised the disclosure in the Preliminary Proxy Statement in response to the Staff’s comment.  Please see page 64 of the marked copy of Amendment No. 1.

Cautionary Statement Concerning Representations and Warranties Contained in the Securities Purchase Agreement and Related Agreements, page 58

21.                               We note your cautionary statement concerning the representations and warranties in the securities purchase agreement and related agreements.  We also note the similar disclosure on page 37 at the beginning of the summary of the representations and warranties in the securities purchase agreement.  Please note that disclosure regarding an agreement’s representations or covenants in a proxy statement (whether through incorporation by reference or direct inclusion) constitutes a disclosure to investors, and you are required to consider whether additional disclosure is necessary in order to put the information contained in, or otherwise incorporated into that publication, into context so that such information is not misleading.  Please refer to Report of Investigation Pursuant to Section 21(a) of the Securities Exchange Act of 1934 and Commission Statement on potential Exchange Act Section 10(b) and Section 14(a) liability, Exchange Act Release No. 51283 (Mar. 1, 2005).  Accordingly, if you continue to use these cautionary statements in your proxy statement, please revise them to remove any implication that the merger agreement does not constitute disclosure under the federal securities laws and to clarify that you will provide additional disclosure in your public reports to the extent that you are or become aware of the existence of any material facts that are required to be disclosed under federal securities law and that might otherwise contradict the representations and warranties contained in the agreements and will update such disclosure as required by federal securities laws.

Response:  The Company has revised the disclosure in the Preliminary Proxy Statement in response to the Staff’s comment.  Please see pages 48 and 69 of the marked copy of Amendment No. 1.

Form 10-K for the Fiscal Year Ended January 3, 2009

Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 30

Results of Operations, page 31

22.                               In future filings, please quantify the impact of the factors you identify that contributed to fluctuations in the line items discussed.  For example, you attribute the decline in gross profit rate to higher fuel prices, increased production costs, fire-retardant products, deleveraging impact of the decline in net sales, and pricing initiatives implemented.  However, you did not quantify the impact each of these facts had to the gross profit rate recognized.  Please refer to Item 303(A)(3)(i) of Regulation S-X.

Response:  The Company will provide in future filings the recommended disclosures for Management’s Discussion and Analysis beginning with the Form 10-Q for the three and six months ended July 4, 2009.  The disclosures will include a quantitative analysis (when possible) as well as a qualitative analysis of the material factors impacting the line items discussed in results of operations.

23.                               We note your disclosure on page 21 that concerns regarding the potential that your products could develop mold had an adverse impact to your sales in fiscal year 2008.  However, we did not note reference to this issue as an underlying reason for the decline in volume for fiscal year 2008.  In future filings, please ensure your analysis of the factors impacting the line items comprising net income, including net sales, provides investors with a complete analysis of the known material trends, events, demands, commitments and uncertainties that explains the underlying material causes of the matters described.  For example, difficulties in the manufacturing process, a decline in the quality of a product, loss in competitive position and market share could be explanations for a decline in volume.  Please refer to Section 501.12.b.4 of the Financial Reporting Codification for guidance.

Response:  The Company will provide in future filings the recommended disclosures for Management’s Discussion and Analysis including an analysis of the material factors impacting the line items comprising net income, including net sales.  In addition, the disclosures will include a quantitative analysis (when possible) as well as a qualitative analysis, of known material trends, events, demands, commitments and uncertainties that explains the underlying material causes of the matters described.

24.                               We note that your warranty costs have impacted operating (loss) income from 11.6% in fiscal year 2008 to 23.8% in fiscal year 2007 and 18.6% in fiscal year 2007.  Further, we note that your deductions from reserves, which we assume represents warranty settlements, exceeded your beginning warranty liability balance for each period presented.  As such, please include a discussion and analysis of your warranty costs to your operating results and also address the impact these costs have had to your liquidity.

Response:  The Company estimates warranty expense at the time revenue is recognized and charges actual warranty expense against the warranty liability as claims are incurred.  The Company estimates warranty expense based on historical claim rates.  The Company regularly assesses and adjusts the estimate of accrued warranty claims by updating claims rates for actual trends and projected claim costs.  The estimated cost to service customer warranty claims is included in cost of sales.

Warranty expense fluctuates in relation to sales volumes.  The ratio of warranty expense to operating (loss) income is not a metric that investors/analysts use to monitor the Company’s performance.  The Company and investors/analysts analyze warranty costs as a percentage of net sales.

Over the last three years, warranty expense as a percentage of net sales has been consistent at a range of 1.3% to 1.7%.

Deductions from the liability do represent warranty settlements.  In periods of declining sales, as the Company has recently experienced, the deductions for warranty settlements can exceed the expense recognized in the current year.  In addition, warranty claims are generally settled during the first two years with over 50% of warranty claims settled within the first six months.  Thus, depending on net sales growth and seasonality of our business, warranty settlements can exceed the beginning warranty liability balance.

The Company provides a detailed discussion of the material items impacting liquidity in the Liquidity and Capital Resources section of Management’s Discussion and Analysis.  Warranty costs are an ongoing cost of doing business.  The Company will discuss in future filings, if applicable, any expected changes in the warranty liability that could have a material impact on the Company’s liquidity or cash flows.

Liquidity and Capital Resources, page 35

25.                               We note that your revolving credit facility requires you to comply with certain financial covenants.  In future filings, please disclose the actual amounts versus the minimum/maximum amounts permitted under the financial covenants.  This disclosure will allow an investor to easily understand the extent to which you not incompliance with your financial covenants.  Please refer to Sections 501.13.b.2 and 501.13.c. of the Financial Reporting Codification for guidance.

Response:  The Company will provide in future filings the recommended disclosures regarding the financial covenants required by the Company’s revolving credit facility beginning with the Form 10-Q for the three and six months ended July 4, 2009.

26.                               We note that you are subject to certain covenants in connection with the GE Money Bank Agreement that you did not meet as of January 3, 2009.  In future filings, please disclose the minimum/maximum financial covenants required to be met along with the actual amounts recognized as of the most recent balance sheet.  Please also include an explanation as to the consequences of not meeting the financial covenants.  In addition, we note that you were required to provide GE Money Bank with a $2.7 million letter of credit as collateral security for not meeting the financial covenants.  Please explain the purpose of the letter of credit, including what the collateral is.  Please also explain in what circumstances GE Money Bank could draw on the letter of credit.  Please provide us with the disclosure you intend to include in future filings.

Response:  The Company will provide in future filings the recommended disclosures regarding the GE Money Bank Agreement, beginning with the Form 10-Q for the three and six months ended July 4, 2009.  A prospective example of the disclosure is as follows:

We have an agreement with GE Money Bank to offer qualified customers revolving credit arrangements to finance purchases from us (the “GE Agreement”).  The GE Agreement contains certain financial covenants, including a maximum leverage ratio and a minimum interest coverage ratio. At July 4, 2009, the required Maximum Leverage Ratio was X.XX to 1:00. Our actual Maximum Leverage Ratio was X.XX to 1.00.  At July 4, 2009, the required Minimum Interest Coverage Ratio was X.XX to 1.00. Our actual Minimum Interest Coverage Ratio was X.XX to 1.00.

As our recent results placed us outside of these financial covenants, we were required under the terms of the GE Agreement to provide GE Money Bank with a $X.X million letter of credit.  The letter of credit is supported by our Credit Agreement and reduces the amount available under the Credit Agreement.  The letter of credit covers the risk to GE Money Bank for sales returns and warranty claims should we be unable to pay these claims.  Under the terms of our agreement with GE, GE Money Bank sets the minimum acceptable credit ratings, the interest rates, fees and all other terms and conditions of the customer accounts, including collection policies and procedures, and is the owner of the accounts.  GE Money Bank may draw on this letter of credit by certifying that we have failed to fund any amounts due under the GE Agreement or have filed for (or are subject to an involuntary procedure with respect to) bankruptcy protection.

Critical Accounting Policies and Estimates, page 38

27.                               We note that property and equipment, net represents your largest asset for which you recognized a $7 million impairment charge during fiscal year 2008.  To allow investors to better understand the $7 million impairment charge recognized, please disclose the number of stores the impairment charges relates and the remaining carrying value of those stores subsequent to the impairment charge.  We further note that a prolonged economic slowdown or further deterioration of consumer spending could result in future impairment charges.  To allow investors to better understand the value of your property and equipment, net that is at-risk for future impairment given the uncertainty as to when the current economic environment will begin to improve, please disclose the number of  under-performing stores and the carrying value of the corresponding assets for those stores.  In this regard, Item 303 of Regulation S-K requires MD&A disclosure of material uncertainties unless management has concluded that the uncertainty is not reasonably likely to materially impact future operating results.  Potential asset write-offs are, inherently, uncertainties over the recoverability of recorded assets and require disclosure prior to the period of the impairment charge.  See the guidance in Sections 501.02 and 501.12.b.3 of the Financial Reporting Codification, as well as in SAB 5:P.4.  Also, Section 216 of the Financial Reporting Codification states that “registrants have an obligation to forewarn public investors of the deteriorating conditions which, unless reversed, may result in a subsequent write-off.  This includes an obligation to provide information regarding the magnitude of exposure to loss.”  Please provide us with the disclosures you intend to include in future filings to provide investors with a better understanding regarding the material uncertainties, if any, over the recoverability of your property and equipment, net.

Response:  The Company will provide in future filings the recommended disclosures in the Critical Accounting Policies section.  An example of the proposed disclosure for the 2009 Annual Report on Form 10-K will be substantially as follows (changes to the Company’s previous filing are in bold print):

Description	Judgments and Uncertainties	Effect if Actual Results Differ From Assumptions
Asset Impairment Charges

Long-lived assets other than goodwill and other intangible assets, which are separately tested for impairment, are evaluated for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. We generally estimate fair value of long-lived assets, including our retail stores, using the income approach in accordance with SFAS No. 157. The inputs used to determine fair value relate primarily to future assumptions regarding sales volumes, gross profit rates, promotional and discount rates, store operating expenses and applicable probability weightings regarding future alternative uses. These inputs are categorized as Level 3 inputs under SFAS No. 157. The inputs used represent management’s assumptions about what information market participants would use in pricing the assets and are based upon the best information available at the balance sheet date.

Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated fair value plus net proceeds expected from disposition of the asset (if any). When we recognize an impairment loss, the carrying amount of the asset is reduced to estimated fair value based on discounted cash flows, quoted market prices or other valuation techniques in accordance with SFAS No. 157.

Assets to be disposed of are reported at the lower of the carrying amount of the asset or fair value less costs to sell. We review store assets for potential impairment based on historical cash flows, lease termination provisions and expected future store operating results.

If we recognize an impairment loss, the adjusted carrying amount of the asset becomes its new cost basis. For a depreciable long-lived asset, the new cost basis will be depreciated (amortized) over the remaining useful life of that asset.

Asset impairment charges totaled $X.X million, $34.6 million and $0.4 million respectively, for 2009, 2008 and 2007.  During fiscal 2009, total impairment charges included a $X.X million charge for long-lived assets related to XX under-performing retail store locations. As of January 2, 2010, the remaining carrying amount of the long-lived assets at these stores totaled $X.X million.

Our impairment loss calculations contain uncertainties because they require management to make assumptions and to apply judgment to identify events or changes in circumstances indicating the carrying value of assets may not be recoverable, estimate future cash flows, estimate asset fair values, and select a discount rate that reflects the risk inherent in future cash flows.

Expected cash flows may not be realized, which could cause long-lived assets to become impaired in future periods and could have a material adverse effect on future results of operations.

We have not made any material changes in our impairment loss assessment methodology during the past three fiscal years.

As of January 2, 2010, we evaluated XX under-performing retail stores that were not impaired as the fair-value of the long-lived assets for these stores exceeded their carrying amount. At January 2, 2010, the carrying amount of the long-lived assets for these stores totaled $X.X million.

We believe that our estimates and assumptions used to calculate long-lived asset impairment charges were reasonable and reflect the current economic environment. Our fair value calculations reflect the deterioration of consumer spending and the more difficult economic environment. Our fair value calculations assume the ongoing availability of consumer credit and our ability to provide cost-effective consumer credit options. The tightening of credit standards, for our customers who seek extended financing from our third party financiers, was also considered in our estimates. However, it is reasonably possible that a prolonged economic slowdown or further deterioration of consumer spending may expose us to future impairment charges that could be material.

Alternatively, if consumer spending increases at a higher rate than we anticipated, impaired stores (which continue to operate) could generate higher than expected future cash flows and operating profits.

28.                               In future filings, please disclose whether there have been any material differences between estimated sales returns and actual sales returns.  If actual sales returns have materially differed from your estimates, please provide investors with an explanation for the material differences.

Response:  Historically, the Company has not experienced material differences between estimated sales returns and actual sales returns.  When applicable, the Company will provide in future filings a discussion of the material differences between estimated sales returns and actual sales returns.

General – Notes to Consolidated Financial Statements

29.                               We note various references to workforce reductions, store closings, supply chain cost reductions and other restructuring activities in your fiscal year 2008 Form 10-K and your subsequent Form 10-Q.  However, you have not provided any disclosures regarding these restructuring activities in your footnotes in accordance with paragraph 20 of SFAS 146.  While we note you have provided disclosures regarding expected cost savings within MD&A, please also include the other disclosures requested by SAB Topic 5:P.4 including the impact of these activities to your current and future liquidity.  Please include such disclosures in future filings.  If you do not believe such disclosures are required in future filings, please provide us with a detailed explanation supporting your position.

Response:  The Company will provide in future filings the recommended disclosures for restructuring or exit activities when those activities are material to the Company’s financial position, results of operations or cash flows.  The Company’s restructuring costs have consisted of employee severance costs.  The liability for employee severance costs is generally settled within approximately 90 days.  Neither the employee severance costs nor the related liability have been material to the Company’s financial position, results of operations or cash flows.

(1)  Business and Summary of Significant Accounting Policies, page 50

Warranty Liabilities, page 53

30.                               Please revise your presentation of your warranty liability rollforward to present the line items required by paragraph 14 of FIN 45 in future filings.

Response:  The Company will provide in future filings, beginning with the Form 10-Q for the three and six months ended July 4, 2009, the required line items in accordance with paragraph 14 of FIN 45.  A prospective example of the tabular disclosure is as follows:

	July 4, 2009		June 28, 2008
Balance at beginning of year	$ X,XXX		$ X,XXX
Additions charged to costs and expenses for current-year sales	X,XXX		X,XXX
Deductions from reserves	(X,XXX	)	(X,XXX	)
Changes in liability for pre-existing warranties during the current year, including expirations	XXX		XXX
Balance at end of period	$ X,XXX		$ X,XXX

(10)  Commitments and Contingencies, page 65

31.                               In future filings, please revise your disclosure regarding various other legal proceedings to address your conclusions regarding the materiality of these loss contingencies to your liquidity in addition to your results of operations and financial position.  If there are any pending loss contingencies that are probable or reasonably possible of having a material impact to your results of operations, financial position and/or liquidity, please address the need for specific disclosure of those loss contingencies in accordance with paragraphs 9-10 of SFAS 5.  Further, if you believe you could have material cash payments, please also address the need to provide disclosure of the cash payments and the anticipated timing of those cash payments.  Please provide us with the disclosure you intend to include in future filings.

Response:  The Company will disclose in future filings, beginning with the Form 10-Q for the three and six months ended July 4, 2009, any probable or reasonably possible material impact to liquidity as a result of legal proceedings.  A prospective example of the disclosure is as follows (changes to our previous filing are in bold print):

We are involved from time to time in various other legal proceedings arising in the ordinary course of our business, including primarily commercial, employment and intellectual property claims.  In accordance with generally accepted accounting principles in the United States, we record a liability in our consolidated financial statements with respect to any of these matters when it is both probable that a liability has been incurred and the amount of the liability can be reasonably estimated.  With respect to these other matters, we believe that we have valid defenses to claims asserted against us and we do not expect the outcome of these other matters to have a material effect on our consolidated results of operations, financial position or cash flows.  Litigation, however, is inherently unpredictable, and it is possible that the ultimate outcome of one or more claims asserted against us could adversely impact our results of operations, financial position or cash flows.  We expense legal costs as incurred.

32.                               We note your disclosure on page 21 that you experienced product liability litigation in 2008 related to the alleged propensity for your products to develop mold.  Please confirm to us that you believe it is remote that this litigation, individually and in the aggregate, will be material to your results of operations, financial position and/or liquidity.  Otherwise, please provide the disclosure required by paragraphs 9-10 of SFAS 5 and Questions 2 and 3 of

SAB Topic 5:Y in future filings.  Please provide us with the disclosures you intend to include in future filings.

Response:  The Company confirms that it is management’s belief it is remote that this litigation, individually and in the aggregate, will be material to its results of operations, financial position or cash flows given the information that is currently available.

In addition to the Company’s responses to the staff comments provided in the letter dated June 26, 2009 and the corresponding changes to the Preliminary Proxy Statement on Schedule 14A provided in Amendment No.1, the Company included disclosure regarding the anticipated appointment of Patrick A. Hopf as Chief Executive Officer of the Company, replacing William R. McLaughlin, following the closing of the Sterling Transaction.  Please see pages 38, 40, and 59 of the marked copy of Amendment No. 1.  The proposed appointment of Mr. Hopf was disclosed in the Company’s Current Report on Form 8-K, filed on June 25, 2009.

After you have had an opportunity to review the above response to your comments, please call me at (612) 607-7309 to discuss any further questions or comments you might have concerning the Preliminary Proxy Statement or Form 10-K.

Very truly yours,

/s/ Thomas R. Marek
Thomas R. Marek

cc: Mark A. Kimball, Select Comfort Corporation

[SELECT COMFORT LETTERHEAD]

July 14, 2009

Via EDGAR Submission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Room 7010

Washington, D.C. 20549-7010

Attn: Pamela A. Long, Dieter King,

Andy Schoeffler, Tracey Houser, and Al Pavot

Re: Select Comfort Corporation
Preliminary Proxy Statement on Schedule 14A
Filed June 1, 2009

File No. 000-25121

Ladies and Gentlemen:

The undersigned, Select Comfort Corporation, a Delaware corporation (the “Company”), acknowledges, with respect to the Preliminary Proxy Statement on Schedule 14A, that:

1.               the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.               staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.               the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Select Comfort Corporation

By:	/s/ Mark A. Kimball

Name: Mark A. Kimball

Title: Senior Vice President, Legal, General Counsel and Secretary